Will H. Cai

+852 3758 1210

wcai@cooley.com

March 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Gus Rodriguez Mr. Mark Wojciechowski Mr. Michael Purcell Ms. Karina Dorin

Re:	PS International Group Ltd. Draft Registration Statement on Form F-4 Submitted January 30, 2024 CIK No. 0001997201

Ladies and Gentlemen:

On behalf of our client, PS International Group Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 26, 2024 (the “Comment Letter”), relating to the Draft Registration Statement on Form F-4 (the “DRS”) as well as certain verbal comments from the Commission on March 1, 2024. In response to the comments set forth in the Comment Letter and the verbal comments, the Company has revised the DRS and is submitting a revised version of the DRS (the “Revised DRS”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS.

Draft Registration Statement on Form F-4

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your corporate structure.

In response to the Staff’s comment, the Company has revised the cover page of the Revised DRS.

March 19, 2024

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the cover page, pages 35 and 36 of the Revised DRS.

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, prominently disclose that your subsidiaries conduct operations in Hong Kong, and that the holding company does not conduct operations. Please also disclose clearly that investors will be receiving securities of the holding company.

In response to the Staff’s comment, the Company has added a defined term “Operating Subsidiaries” to refer to the subsidiaries in Hong Kong in distinction from the holding company, and has revised the cover page and the disclosure throughout the Revised DRS.

4.	Please revise your disclosure here to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. In this regard, we note your risk factor disclosure regarding your reliance on dividends and other distributions on equity paid by your operating subsidiaries.

In response to the Staff’s comment, the Company has revised the cover page of the Revised DRS.

Questions and Answers About the Proposals

Q: What equity stake will current Public Shareholders, Sponsor and the PSI shareholders hold in the Pubco..., page 10

5.	Please disclose the Sponsor and its affiliates’ total potential ownership in the combined company, assuming exercise and conversion of all securities.

In response to the Staff’s comment, the Company has revised pages 10 and 11 of the Revised DRS.

6.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including convertible securities retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, the Company has revised pages 10 and 11 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

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March 19, 2024

Q: What interests do AIB Initial Shareholders and Maxim have in the Business Combination? page 11

7.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the Company’s officers and directors, if material.

In response to the Staff’s comment, the Company has revised pages 11, 65 and 127 of the Revised DRS.

8.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

In response to the Staff’s comment, the Company has revised pages 12, 65, 130, and 131 of the Revised DRS.

9.	Please clarify whether holders of the private rights will be able to retain the private rights and any material risks to the holders of your public rights, including those arising from differences between the private rights included in the private units and public rights.

In response to the Staff’s comment, the Company has revised pages 14, 68 and 133 of the Revised DRS.

Q: What happens if a substantial number of AIB Public Shareholders vote in favor of the Business Combination Proposal..., page 13

10.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at the minimum, interim and maximum redemption levels detailed in your sensitivity analysis.

In response to the Staff’s comment, the Company has revised page 10 and 11 of the Revised DRS.

Q: What happens if the Business Combination is not consummated?, page 14

11.	We note your disclosure that Maxim would not be paid certain amounts if AIB does not consummate an initial business combination. We further note that Maxim Group performed additional services after the IPO and as part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fee and share consideration payable to Maxim that are contingent upon completion of the business combination.

In response to the Staff’s comment, the Company has revised page 16 of the Revised DRS.

Q: May AIB Initial Shareholders purchase AIB securities prior to the Meeting?, page 21

12.	We note your disclosure that AIB Initial Shareholders and/or their respective affiliates “may” purchase AIB securities from investors, or enter into transactions with such investors and others to provide them with incentives to acquire AIB Ordinary Shares or vote their shares in favor of the Business Combination Proposal. Please provide your analysis on how such potential transactions would comply with Rule 14e-5.

The Company respectfully advises the Staff that it has confirmed with AIB Initial Shareholders that such persons and/or their respective affiliates do not intend to pursue any such transactions. The Company has removed such disclosure on pages 71 and 75 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

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March 19, 2024

Summary of the Proxy Statement/Prospectus, page 24

13.	Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, and your subsidiaries, are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised pages 35 and 36 of the Revised DRS.

14.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, the Company has revised the cover page and page 36 of the Revised DRS.

Related Agreements and Documents, page 28

15.	We note you have entered into Lock-up Agreements, a Registration Rights Agreement, and a Support Agreement. Please revise your disclosure to discuss the material terms of such agreements. For example, we note that the Support Agreement contemplates the forfeit of shares by the Sponsor under certain circumstances. In addition, please disclose whether any consideration was given in exchange for these agreements.

In response to the Staff’s comment, the Company has revised pages 29, 30, 105 and 106 of the Revised DRS.

Risks Related to Doing Business in the Jurisdictions in Which PSI’s Operating Subsidiaries Operate, page 35

16.	Please expand your disclosure here to acknowledge that the Chinese government may intervene or influence your operations at any time or may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include cross-references to the more detailed discussion of these risks in the prospectus and make any corresponding revisions to your risk factor disclosure on page 54.

In response to the Staff’s comment, the Company has revised pages 35, 36, 37, 38 and 56 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 19, 2024

Risk Factors, page 39

17.	We note your disclosure on page 76 that the proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds regulated pursuant to rule 2a-7 of the Investment Company Act. Please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the loses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised page 81 of the Revised DRS.

Our business, financial condition and results of operations, and/or the value of our ordinary shares..., page 54

18.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comment, the Company has revised pages 58 and 59 of the Revised DRS.

Nasdaq may delist AIB’s securities from trading on its exchange prior to the Business Combination..., page 70

19.	Please expand this risk factor to discuss that the Business Combination Agreement may be terminated by PSI if AIB Ordinary Shares have become delisted from Nasdaq and are not relisted.

In response to the Staff’s comment, the Company has revised page 75 of the Revised DRS.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA..., page 82

20.	Please expand this risk factor to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the cover page and pages 86 and 87 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 19, 2024

Proposal No. 1 – The Background of AIB’s Interaction with PSI

Background of the Business Combination, page 107

21.	Please revise your disclosure throughout this section to better identify each of the individuals that participated in each negotiation.

In response to the Staff’s comment, the Company has revised pages 112 and 113 of the Revised DRS.

22.	We note your disclosure regarding the DCF calculation prepared by C&P that was the basis for the proposed valuation range of PSI on August 23, 2023 and the revised DCF analysis by C&P that was the basis for a proposed adjustment to PSI’s pre-money enterprise valuation on September 19, 2023. Please provide your analysis as to whether this analysis is “a report, opinion or appraisal materially related to the transaction” pursuant to Item 4(b) of Form F-4 such that information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal is required to be provided in your filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that the analysis by C&P referenced constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A. Item 4(b) of Form F-4 provides that “[i]f a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, [the registrant shall] furnish the information called for by Item 9(b)(1) through (6) of Schedule 13E-3 (§240.13e-100 of this chapter)” (emphasis added).

The DCF analysis prepared by C&P was done under the guidance from the management of PSI with a view to initiating and facilitating the discussions and negotiations with AIB, as disclosed on pages 112 and 113 of the Revised DRS. C&P was not asked or engaged to, and did not prepare any report, opinion or appraisal relating to the consideration or the fairness of the consideration in the Business Combination. Neither AIB nor PSI received a report, opinion or appraisal from C&P upon which they materially relied in connection with its approval of the Business Combination Agreement. As a result, the Company is of the view that analysis done by C&P does not constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A.

Opinion of KKG, page 113

23.	Please revise your disclosure to discuss in greater detail each of the material analyses conducted by KKG as part of its opinion, and any material assumptions underlying such analysis. Refer to Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation MA. Provide support for the ultimate conclusions reached in each of the DCF analysis, the market approach multiple analysis and the equity value calculation.

In response to the Staff’s comment, the Company has revised pages 120 to 128 of the Revised DRS.

Material Tax Considerations, page 128

24.	We note you disclose that it is the opinion of Ellenoff Grossman & Schole LLP that the Second Merger, together with the other transactions contemplated by the Business Combination Agreement, will qualify as an exchange described in Section 351(a) of the Code. Please file a tax opinion pursuant to Item 21 of Form S-4 and Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company will supplementally file a form tax opinion of Ellenoff Grossman & Schole LLP as an exhibit to the registration statement on Form F-4 to be filed with the Commission.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 19, 2024

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Combined Statement of Operations, page 142

25.	You disclose an adjustment to eliminate interest earned on investments held in Trust Account Assuming No Redemptions into Cash at June 30, 2023 and December 31, 2022. However, you have no adjustment Assuming Maximum Redemptions into Cash - Scenario 2 at June 30, 2023 and December 31, 2022. Please revise since you do not disclose an adjustment to eliminate interest income earned on investments held in the Trust Account in your Pro Forma Income Statement Assuming Maximum Redemption into Cash under Scenario 2, or tell us why no revision is necessary.

In response to the Staff’s comment, the Company respectfully clarifies that the amount in the column of pro forma income statement assuming maximum redemption equals to the amount in the column of pro forma income statement assuming no redemption plus the amount in the column of pro forma adjustments assuming maximum redemption. The Company has eliminated interest earned on investments held in the Trust Account in both redemption scenarios and the Company presented nil of interest earned on interest held in the Trust Account in the two scenarios. The Company has revised pages 148, 149, and 151 of the Revised DRS to reflect the foregoing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PSI International Group Ltd., page 184

26.	You disclose significant changes in your balance sheet in your most recent fiscal year. For example, your total assets decreased $6,419,131 or 20% from $31,537,976 at December 31, 2021 to $$25,652,623 at December 31, 2022. Furthermore, your total current liabilities decreased 44% from $24,666,163 at December 31, 2021 to $13,833,344 at December 31, 2022. Discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised page 211 of the Revised DRS.

27.	You expected credit losses of $288,110 in 2020 and $216,138 in 2021, no credit losses in 2022 and minimal credit losses for the six months ended June 30, 2023. You recognized a reversal of the allowance for expected credit loss, net of $561,869 in 2022. You do not disclose the reasons for the reversal of the allowance for expected credit loss in your MD&A. Please address the following:

●	Disclose and quantify the reasons for the reversal of the allowance for expected credit losses in 2022 in your MD&A;

●	Tell us why you have classified the reversal of the allowance for credit losses under Other Income when you disclose in your notes to the financial statements that accounts receivable written-off are recognized in the statement of operations within operating expenses, and

●	Disclose any favorable or unfavorable trends with respect to credit losses and customer concentrations in 2023 that may impact your liquidity.

In response to the Staff’s comment, the Company has revised pages 204 and 205 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 19, 2024

Liquidity and Capital Resources, page 198

28.	You disclose under ‘Expand Operations to the United States’ on page 163 that you intend to take advantage of your existing market presence in the United States to grow your United States import capabilities, establish United States domestic export capabilities and build offices and warehouses in various major cities of the United States. Please disclose material cash requirements for your expansion in the United States, including commitments for capital expenditures and the anticipated source of funds. Please refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 176 of the Revised DRS.

29.	You disclose that net cash used in investing activities was $3.8 million, mainly due to an increase in restricted cash with maturity of more than three months of $2.9 million for the year ended December 31, 2022. Please disclose the reason for the increase in restricted cash during the period. Refer to ASC 230-10-45-4.

In response to the Staff’s comment, the Company has revised page 213 of the Revised DRS.

Management of Pubco Following the Business Combination, page 209

30.	Please revise to identify and include appropriate disclosures about the seven-person board of Pubco following the business combination. For example, we note that Section 7.14 of the Business Combination Agreement provides that two persons of the board will be designated by SPAC.

In response to the Staff’s comment, the Company has revised pages 222 and 223 of the Revised DRS.

Beneficial Ownership of Pubco Securities Following the Business Combination, page 217

31.	We note your disclosure on page 10 and elsewhere regarding the Sponsor’s ordinary share ownership upon completion of the Business Combination. However, we also note that the Sponsor is not included in your beneficial ownership table. Please ensure that you disclose all information required by Item 7.A of Form 20-F.

In response to the Staff’s comment, the Company has revised page 231 of the Revised DRS.

Description of Pubco Securities, page 222

32.	We note the exclusive forum provision in your Amended and Restated Articles of Incorporation, included as Annex B, states that the United States District Court for the Southern District of New York shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating to the federal securities laws of the United States. Please revise your disclosure to include a description of such provision in this section and include related risk factor disclosure.

In response to the Staff’s comment, the Company has revised pages 93, 94 and 252 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

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March 19, 2024

Annex D, page D-1

33.	Please file a complete fairness opinion. In that regard, we note disclosure on page D-5 states that the “Opinion’s complete text dated 20 December 2023, which describes among others, the assumptions used, procedures followed, factors considered and limitations of the completed revision is attached to this statement.” In addition, we note disclosure on page D-3 references “accompanying materials.” Please include such accompanying materials and explain why such materials are not to be treated, construed, used or relied upon in any way as an Opinion.

In response to the Staff’s comment, the Company has filed the complete fairness opinion of KKG as annex D to the Revised DRS, including the accompanying materials.

Financial Statements of PSI International Group Ltd.

Audited Consolidated Statements of Operations and Comprehensive Income, page F-52

34.	You recognized an impairment of goodwill of $294,151 in Other Income/Expense in 2022. Impairments of goodwill are stated separately, if material, within income from operations, consistent with the guidance in ASC 350-20-45-2. Please revise accordingly.

In response to the Staff’s comment, the Company has revised page F-52 of the Revised DRS.

Audited Consolidated Statements of Cash Flows, page F-54

35.	You disclose cash and cash equivalents and restricted cash at end of year of $7,514,369 at December 31, 2022 in your statements of cash flows. However, cash and cash equivalents of $7,385,577 and restricted cash of $3,078,227 sum to $10,463,804 at December 31, 2022. Revise to reconcile cash and cash equivalents and restricted cash on your statements of cash flows to the respective amounts on the balance sheet at December 31, 2022. Refer to ASC 230-10-50-8.

In response to the Staff’s comment, the Company has revised pages F-55 and F-82 of the Revised DRS.

Related Party, page F-64

36.	You disclose that you have participated in extensive related party transactions in Note 19 - Related Party Transactions. Please disclose whether related party transactions were carried out on an arm’s-length basis and were no less favorable to you than those to unaffiliated third parties. Refer to ASC 850-10-50-5.

In response to the Staff’s comment, the Company has revised pages F-74, F-75, F-101 and F-102 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

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March 19, 2024

General

37.	We note that Maxim Group LLC was the underwriter for the initial public offering of AIB Acquisition Corp. We further note that Maxim is the sole advisor on the business combination transaction with the target company. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Maxim Group or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for AIB’s initial public offering.

The Company respectfully advises the Staff that AIB has not received any notice, or any other indication, from Maxim Group or any other firm engaged in connection with AIB’s initial public offering that it will cease involvement in the Business Combination.

38.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, including your target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised page 85 of the Revised DRS.

39.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

The Company respectfully advises the Staff that pursuant to a December 21, 2023 amendment to the Underwriting Agreement, Maxim or its designee will be entitled to receive 301,875 Deferred Underwriting Shares, in lieu of the $3,018,750 deferred underwriting fees, be issued to Maxim or its designee solely in the event that AIB completes an initial business combination. Such arrangements have been disclosed on pages 14, 16, 67, 115, 132, 146, 155 and 164 of the Revised DRS.

Verbal Comments from the Commission on March 1, 2024

40.	We note your risk factor disclosure on page 80 titled “The SEC issued Proposed Rules Relating to Certain Activities of SPACs.” As the SEC adopted new rules relating to special purpose acquisition companies, shell companies and projections on January 24. 2024. Please update your disclosures.

In response to the Staff’s comment, the Company has revised page 80 of the Revised DRS.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

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March 19, 2024

41.	Please update your disclosure generally for this transaction. By way of example, your risk factor disclosure on page 56 with respect to the Trial Administrative Measures and the CFIUS risk factor disclosure on page 80 have not been updated. Please also ensure that you clearly state whether the Trial Administrative Measures apply to the current offering.

In response to the Staff’s comment, the Company has revised pages 35, 36, 59 and 85 of the Revised DRS.

42.	You disclosed on page 113 that AIB engaged KKG on October 31, 2023. But you disclosed on page 109 that AIB signed an engagement letter on November 27, 2023. Please clarify this discrepancy.

In response to the Staff’s comment, the Company has revised page 118 of the Revised DRS.

*    *    *

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Yee Kit Chan, Chairman of the Board and Director, PSI Group Holdings Ltd
Hok Wai Alex Ko, Chief Executive Officer and Director, PSI Group Holdings Ltd
Chun Kit Tsui, Chief Financial Officer, PSI Group Holdings Ltd
Eric Chen, Chief Executive Officer, AIB Acquisition Corporation
Barry I. Grossman, Esq., Partner, Ellenoff Grossman & Schole LLP
Jessica Yuan, Esq., Partner, Ellenoff Grossman & Schole LLP